DAVIS POLK & WARDWELL

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WASHINGTON, D.C. 20005

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99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT
212-450-4560

15, AVENUE MATIGNON
75008 PARIS

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File No. 82-5151

December 11, 2002

Re: **Telefonica Data Brasil Holding S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Telefônica Data Brasil Holding S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil and in connection with the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Press Release entitled *"Telefónica Data Brasil Holding S.A. Announces IP Network and Speedy Link Sale"* dated December 11, 2002

Please stamp the enclosed copy of this letter date and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-4560.

Very truly yours,

Lillian R. Saldanha
Legal Assistant

Enclosure

dlw 12/18

Telefónica

TELEFÔNICA DATA BRASIL HOLDING S.A.

Announces IP Network and Speedy Link Sale

December 11, 2002 (1 pages)

For more information, contact:

Charles E. Allen
TDBH, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: callen@telesp.com.br
URL: www.telefonica.net.br

(São Paulo - Brazil), (December 11, 2002) - The management of Telefônica Data Brasil Holding S.A. (NYSE: TDBPY; BOVESPA: TDBH), in accordance with CVM Instruction # 358 from January 03, 2002, announces that its Board of Directors, on session held on December 10, 2002, decided to approve the proposal for the sale by its fully-owned subsidiary Telefónica Empresas, of the business composed by the assets and contracts with customers related to the following services: (i) **Switched IP (Internet Protocol)**: Services and infrastructure that allow the establishment of switched connections of remote users through the dial-up network; (ii) **Speedy Link**: Service rendered to Internet Service Providers (ISPs), that allows them to offer to their clients the use the broad band access to internet named Speedy.

Furthermore, the Company wants to clarify that: (a) The present transaction is interesting to the Company since, even selling the aforementioned businesses including the cession of the contracts with clients and the transference of employees, it will continue to keep its own IP network, taking care of the business communications of its corporate clients, without doing the investments needed to render services to the retail market; (b) The value of the sale of the aforementioned services, their respective assets and contracts with clients was determined to be R$ 143,910,000.00 (one hundred forty three million, nine hundred ten thousand reais), according to the valuation made by an independent company, KMPG Corporate Finance S/C Ltda.